UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



For the fiscal year ended December 31, 2005

OR



[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 333-86936



06040777

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
ONE MERCEDES DRIVE
MONTVALE, NJ 07645

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAIMLERCHRYSLER AG
EPPLESTRASSE 225
70567 STUTTGART
GERMANY

REQUIRED INFORMATION

Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

*   Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee, which is the Plan Administrator of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

Date: June 26, 2006

Tracey L. Matura, Vice-President and
Member of the Mercedes-Benz USA,
LLC Employee Retirement Savings
Plan Committee



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2005, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

June 9, 2006

4



J.H. COHN LLP

Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

J.H. Cohn LLP

Roseland, New Jersey
June 3, 2005

5

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
Investments at fair value:		
Frank Russell Trust Company Commingled		
Employee Benefit Funds:		
Equity I Fund	$ 72,524,137	$ 70,809,297
Global Balanced Fund	51,654,432	48,776,636
Fixed Income I Fund	24,021,694	26,061,583
Money Market Fund	15,315,494	13,137,546
Small Cap Fund	7,913,272	7,279,108
International Fund	7,812,136	4,472,501
Russell 1000 Index Fund	6,977,343	4,038,846
Growth Fund	5,543,000	4,856,284
Value Fund	4,953,070	5,917,630
DaimlerChrysler Stock Fund	1,731,062	1,259,919
Participants' loans receivable	3,125,494	2,775,589
Total investments	201,571,134	189,384,939
Receivables:		
Contributions:		
Employee	402,786	55,738
Employer	194,108	31,416
Receivable from MBUSA, LLC	40,976	0
Investment income	51,374	24,862
Securities sold	2,219	8,109
Total receivables	691,463	120,125
Total assets	202,262,597	189,505,064

LIABILITIES		
Payable for securities purchased	557,150	8,118
Accrued expenses	450	0
Total liabilities	557,600	8,118
Net assets available for plan benefits	$201,704,997	$189,496,946

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2005

Investment income:	
Net appreciation in fair value of investments	$ 12,953,814
Interest	456,496
Interest on participant loans	160,338
Dividends	39,064
Total investment income	13,609,712
Contributions:	
Employee	10,872,213
Employer	6,734,012
Total	17,606,225
Total additions	31,215,937
Distributions to participants	19,007,436
Administrative expenses	450
Total deductions	19,007,886
Net increase for the year	12,208,051
Net assets available for plan benefits, beginning of year	189,496,946
Net assets available for plan benefits, end of year	$201,704,997

See Accompanying Notes to Financial Statements.

Note 1 - General description of the plan:

The following brief description of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant-directed defined contribution plan covering all nonunion employees, as defined, with Mercedes-Benz USA, LLC and its subsidiary and affiliated companies (the Company), which elect to participate in the Plan. Employees may participate in the Plan as of their date of hire. Mercedes-Benz USA, LLC is a wholly-owned subsidiary of DaimlerChrysler North America Holding Corporation and, ultimately, a wholly-owned subsidiary of DaimlerChrysler AG.

Participants may contribute up to 10% of their gross earnings, as defined, not in excess of $210,000. Contributions of up to 8% of gross earnings may be either before-tax or after-tax dollars. Any contributions above 8% must be made in after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes. The employees are always 100% vested with respect to their own contributions.

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's 8% pre-tax maximum. The maximum additional Catch Up contribution during the 2005 Plan year was $4,000. Catch Up contributions are not matched by the Company.

The Company matches 75% of employees' contributions up to a maximum of 8% of gross earnings. The Company contributions, which begin after one year of service, together with the earnings or losses on these contributions, will be available to the employees at withdrawal time only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Otherwise, Company contributions for each year will vest at the rate of 20% per year of service for the first five years of service. After an employee has attained five years of service, all current and future contributions are immediately vested. Forfeiture of non-vested participants' Company contributions reduces the Company contribution in the year of forfeiture. Forfeitures were $48,089 for 2005.

Note 1 - General description of the plan (concluded):

Once reaching the age of 59-1/2, a participant can withdraw all before-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. If participants choose to make a total withdrawal, their participation in the Plan is suspended for two years. In addition, participants may withdraw before-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible following approval by the Savings Plan Committee and in most cases the withdrawal will be subject to Federal income taxes.

Employees may elect to have their contributions and the applicable matching Company contributions invested in the Equity I Fund, Global Balanced Fund, Fixed Income I Fund, Money Market Fund, Small Cap Fund, Growth Fund, Russell 1000 Index Fund, Value Fund, International Fund and the DaimlerChrysler Stock Fund (collectively, the Trust Fund), or a combination of the ten funds. Income of each fund is reinvested in that fund.

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA. The Trust Fund is administered by an independent trustee, Frank Russell Trust Company, under an agreement with the Company.

The Plan is administered by the Savings Plan Committee appointed by the Company's Board of Directors.

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (continued):

Investment valuation and income recognition:

Investments in securities and commingled employee benefit funds are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loans receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Loans:

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point and rates range from 5.00% to 10.5% as of December 31, 2005. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities of one to five years or up to fifteen years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Distributions:

Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Expenses of the plan:

Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the participants.

Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 2 - Summary of significant accounting policies (concluded):

Financial instruments:

The fair values of the receivable for investment income and securities sold, accrued expenses and the payable for securities purchased approximated the carrying values at December 31, 2005 and 2004 due to the short maturities of the instruments.

Note 3 - Tax status of the plan:

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 26, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 4 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets:

	December 31,	
	2005	2004
Frank Russell Trust Company Commingled Employee Benefit Funds:		
Equity I Fund	$72,524,137	$70,809,297
Global Balanced Fund	51,654,432	48,776,636
Fixed Income I Fund	24,021,694	26,061,583
Money Market Fund	15,315,494	13,137,546

During 2005, the Plan recognized interest income of $616,834, which includes interest on participant loans of $160,338. During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Frank Russell Trust Company Commingled Employee Benefit Funds:	
Equity I Fund	$ 5,994,584
Global Balanced Fund	3,578,415
International Fund	964,998
Fixed Income I Fund	710,518
Small Cap Fund	516,559
Growth Fund	394,534
Russell 1000 Index Fund	377,741
Value Fund	305,023
DaimlerChrysler Stock Fund	111,442
Total	$12,953,814

Note 5 - Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 6 - Related party transactions:

The Plan's investments are in securities and shares of commingled employee benefit funds managed by Frank Russell Trust Company, the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2005 and 2004, the Plan held 32,621 and 26,221 shares of DaimlerChrysler Stock Fund with fair values of $1,731,062 and $1,259,919, respectively. The investments in qualified employer securities represent less than 10% of Plan assets at December 31, 2005 and 2004.

Note 7 – New accounting standards not yet adopted:

The Plan is not aware of any new accounting standards not yet adopted that would impact the Plan's 2006 financial statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

E.I. #22-2375138
PLAN #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
SCHEDULE H, LINE 4i
DECEMBER 31, 2005

Identity of Issue, Borrowers, Lessor or Similar Party	Number of Units	Current Value
Frank Russell Trust Company Commingled Employee Benefit Funds*:		
Equity I Fund	7,048,021	$ 72,524,137
Global Balanced Fund	4,370,087	51,654,432
Fixed Income I Fund	1,616,534	24,021,694
Money Market Fund	15,315,494	15,315,494
Small Cap Fund	444,816	7,913,272
International Fund	710,840	7,812,136
Russell 1000 Index Fund	149,857	6,977,343
Growth Fund	664,535	5,543,000
Value Fund	317,504	4,953,070
DaimlerChrysler Stock Fund*	32,621	1,731,062
Participants' loans - 278 loans outstanding maturing through 2020 at rates ranging from 5.00% to 10.50%		3,125,494
Total investments		$201,571,134

*   Party-in-interest as defined by ERISA.

See Reports of Independent Registered Public Accounting Firms.

Exhibit No.	Description	Page of Sequentially Numbered Pages
23.1	Consent of Independent Registered Public Accounting Firm	15
23.2	Consent of Independent Registered Public Accounting Firm	16
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	17



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-86936 and 333-134198 of DaimlerChrysler AG on Forms S-8 of our report dated June 9, 2006, appearing in this Annual Report on Form 11-K of Mercedes-Benz, USA, LLC Employee Retirement Savings Plan as of and for the year ended December 31, 2005.

WithumSmith+Brown, P.C.

June 26, 2006

A member of HLB International. A world-wide organization of accounting firms and business advisers.

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements of Daimler Chrysler AG on Form S-8 (Commission File Nos. 333-86936 and 333-134198) of our report dated June 3, 2005 relating to the statement of net assets available for plan benefits of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2004, which appears in this Annual Report on Form 11-K for the year ended December 31, 2005.

J.H. Cohn LLP

J.H. Cohn LLP

Roseland, New Jersey
June 26, 2006

Exhibit 32.1

**Certification Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on June 26, 2006 (the "Report"), I, Tracey L. Matura of Mercedes-Benz USA, LLC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

1)   the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 26, 2006

Tracey L. Matura, Vice-President and
Member of the Mercedes-Benz USA,
LLC Employee Retirement Savings
Plan Committee